FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

Aleafia Health Inc. (the “Company”)
Suite 2300, Bentall 5, 550 Burrard Street
Vancouver British Columbia V6C 2B5

Item 2 — Date of Material Change

April 23, 2018

Item 3 — News Release

The press releases disclosing the material change were released on April 23, 2018 through the facilities of CNW.

Item 4 — Summary of Material Change

On April 23, 2018, the Company announced changes to its executive team that will better position the vertically integrated medical cannabis company to meet its ambitious growth goals.

Item 5 — Full Description of Material Change

5.1 — Full Description of Material Change

Changes to the leadership include:

•	The appointment of The Honourable Dr. Gary Goodyear as President, Clinic Operations,

in lieu of his serving on the board.

•	The appointment of Dr. Michael Verbora as Chief Medical Officer in addition to his serving on the board and audit committee.

•	The appointment of Mr. Mark J. Sandler, Senior criminal and regulatory lawyer as

Aleafia Director, filling the vacancy on the Board of Directors left by Dr. Goodyear.

•	The appointment of Don Hunter as Vice-President, Business Development.

Furthermore, the Company announces that Mr. John Philpott will no longer be serving as Executive Vice President or in an operational capacity with the Company, but he will remain as a director. Raf Souccar will continue to serve as Chief Executive Officer but not as President.

The company granted an aggregate of 2,350,000 stock options pursuant to its stock option plan as follows: 1,000,000 to Mr. Hunter at an exercise price of $0.63, 850,000 to Dr. Verbora and 500,000 to Mr. Sandler at an exercise price of $0.60. Options granted to Mr. Hunter vest over a two year period every 6 months while options granted to Dr. Verbora and Mr. Sandler vest quarterly over a one year period. All options have a five year term.

5.2 — Disclosure for Restructuring Transactions

N/A

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7 — Omitted Information

No significant facts have been omitted from this report.

Item 8 — Executive Officer

Raf Souccar
Chief Executive Officer
416-860-5665

Item 9 — Date of Report

April 27, 2018